UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 TO

SCHEDULE 13D ON

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Psychemedics Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

744375205

(CUSIP Number)

June 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 744375205	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS H. Wayne Huizenga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 744375205	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Huizenga Investments Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 744375205	13G	Page 4 of 6 Pages

Explanatory Note

We are filing this amendment to report the termination of the reporting persons’ obligations under Schedule 13G as a result of the reporting persons’ beneficially owning no shares of the issuer.

Item 1(a).	Name of Issuer: Psychemedics Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Nagog Park

Actom, Massachusetts

Item 2(a).	Name of Person Filing:

H. Wayne Huizenga

Huizenga Investments Limited Partnership

Item 2(b).	Address of Principal Business Office or, if None, Residence:

H. Wayne Huizenga

450 East Las Olas Blvd.

Fort Lauderdale, Florida 33301

Huizenga Investments Limited Partnership

101 Convention Center Drive

Las Vegas, Nevada 89109

Item 2(c).	Citizenship:

H. Wayne Huizenga, United States

Huizenga Investments Limited Partnership, Nevada limited partnership

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 744375205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

CUSIP No. 744375205	13G	Page 5 of 6 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

(a) Amount beneficially owned:

Mr. Huizenga and Huizenga Investments Limited Partnership (“HILP”) are filing this Amendment No. 7 to Schedule 13D on Schedule 13G to indicate that as of the date of this schedule Mr. Huizenga and HILP are deemed to beneficially own 0 shares (0.0%) of the issuer’s outstanding common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 744375205	13G	Page 6 of 6 Pages

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2012

/s/ H. Wayne Huizenga
H. Wayne Huizenga

Huizenga Investments Limited Partnership, a Nevada limited partnership

By:	Huizenga Investments, Inc., a Nevada corporation

By:	/s/ H. Wayne Huizenga
H. Wayne Huizenga Authorized Signatory